UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Dorman Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

258278100

(CUSIP Number)

Steven L. Berman

c/o Dorman Products, Inc.

3400 East Walnut Street

Colmar, PA 18915

(215) 997-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 1 of 9

1	NAMES OF REPORTING PERSONS: Steven L. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF;OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,185,686
	8	SHARED VOTING POWER 1,564,448
	9	SOLE DISPOSITIVE POWER 1,185,686
	10	SHARED DISPOSITIVE POWER 1,564,448

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,750,134
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions): IN

[1]

The percentage is based upon 30,855,167 shares of common stock outstanding (comprised of (a) 30,846,047 shares of common stock outstanding as of the close of business on June 14, 2024; and (b) 9,120 shares of common stock issuable upon the exercise of options which may be exercised within 60 days of the date hereof).

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 2 of 9

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Dorman Products, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment No. 10 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by Steven L. Berman (the “Reporting Person”), by furnishing the information set forth below. The Reporting Person is filing this Amendment No. 10 to report recent transactions in the Common Stock that have decreased the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own and to update other changes in the Reporting Person’s Schedule 13D, including the disclosure of the entry into a 10b5-1 Plan by the Reporting Person.

Item 1.	Security and Issuer:

This statement relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 3400 East Walnut Street, Colmar, Pennsylvania 18915.

Item 2.	Identity and Background:

(a) This statement is being filed by the Reporting Person, Steven L. Berman. The filing of this statement shall not be construed as an admission for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that the Reporting Person is the beneficial owner of any securities covered by this statement or that this schedule is required to be filed by such person.

(b) The business address for the Reporting Person is c/o Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915.

(c) The Reporting Person is Steven L. Berman, Non-Executive Chairman of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a resident of the Commonwealth of Pennsylvania and a citizen of the United States of America.

Item 3.	Source and Amounts of Funds and other Consideration:

The shares of Common Stock reported herein as beneficially owned by the Reporting Person were purchased with personal funds, acquired through estate planning or inheritance, or granted as compensation for the Reporting Person’s services as an employee of the Issuer.

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Item 4.	Purpose of Transaction.

The shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes.

As Non-Executive Chairman and a member of the board of directors (the “Board”) of the Issuer, Steven L. Berman will regularly consider potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

On June 14, 2024, the Reporting Person (both in his individual capacity and in his capacity as co-trustee for various family trusts), together with Sharyn Berman and Marc Berman (each in their capacity as trustee or co-trustee for various family trusts), entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) with a broker to manage the sale of up to an aggregate of 400,000 shares of the Issuer’s Common Stock, of which 175,000 shares are owned by the Reporting Person and 225,000 are owned by family trusts. These sales are being done for estate planning and diversification purposes. Sharyn Berman is Steven Berman’s sister-in-law and Marc Berman is Steven Berman’s brother.

Except as discussed above in the Reporting Person’s capacity as Non-Executive Chairman and a member of the Board of the Issuer and pursuant to the 10b5-1 Plan, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 4 of 9

Item 5.	Interest in Securities of the Issuer:

(a)

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,750,134 shares of Common Stock, which represents 8.9% of the Issuer’s Common Stock based upon 30,855,167 shares of common stock outstanding (comprised of (a) 30,846,047 shares of Common Stock outstanding as of the close of business on June 14, 2024 and (b) 9,120 shares of Common Stock issuable upon the exercise of options which may be exercised within 60 days of June 14, 2024). The above amount excludes 2,038,946 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Item 6 below) (other than the shares deemed beneficially owned by the Reporting Person and described in Item 5(b) below), as to all of which shares the Reporting Person disclaims beneficial ownership.

(b)

As of the date hereof, the Reporting Person has sole voting and dispositive power with respect to 1,185,686 shares of Common Stock, which amount includes: (i) 963,101 shares held directly; (ii) 45,825 shares held by the Steven L. Berman Charitable Remainder Trust (the “CRUT”); (iii) 143,400 shares held by various trusts for the benefit of the late Richard N. Berman’s family members (collectively the “Richard N. Berman Trusts with Steven L. Berman as Trustee”); (iv) 24,240 shares represented by units held in a unitized stock fund through the Issuer’s 401(k) Retirement Plan and Trust; and (v) options to purchase 9,120 shares of Common Stock, which are currently exercisable or may be exercised within 60 days of June 14, 2024. Steven L. Berman is the trustee for each of the CRUT and the Richard N. Berman Trusts with Steven L. Berman as Trustee, in which capacity he has sole voting and dispositive power over the shares held by such trusts. The unitized stock fund of the Issuer’s 401(k) Retirement Plan and Trust consists of cash and Common Stock in amounts that vary from time to time. Steven L. Berman had 16,345.247 units in the Issuer’s 401(k) Retirement Plan and Trust, which units consisted of 24,240 shares of Common Stock, as of June 14, 2024. The amounts above do not include the following interests in Common Stock held by Steven L. Berman, which interests do not confer voting or investment power: (i) 1,688 shares of Common Stock underlying options which are not currently exercisable or not exercisable within 60 days of June 14, 2024; and (ii) 555 shares of Common Stock underlying time-based restricted stock units which have not vested and will not vest within 60 days of June 14, 2024.

As of the date hereof, the Reporting Person shares voting and dispositive power with respect to 1,564,448 shares of Common Stock, which amount includes: (i) 1,151,525 shares held by various trusts established by the late Richard N. Berman for the benefit of family members, of which he is the co-trustee with Sharyn Berman (collectively the “Richard N. Berman Trusts with Co-Trustees”); (ii) 202,240 shares held by a marital qualified terminable interest property trust for the benefit of Sharyn Berman, of which he is the co-trustee with Sharyn Berman (the “Sharyn Berman QTIP Trust”); (iii) 110,683 shares held by The Steven and Ilene Berman Family Foundation dated December 22, 2001, of which he is the co-trustee with his wife and children; and (iv) 100,000 shares are held in trust for the benefit of the Reporting Person’s grandchildren, of which the Reporting Person’s spouse is a co-trustee of such trust (the “Family Trust”).

The Reporting Person shares voting and dispositive power with respect to (i) the shares held by the Richard N. Berman Trusts with Co-Trustees and the Sharyn Berman QTIP Trust with Sharyn Berman, and (ii) the shares held by The Steven and Ilene Berman Family Foundation dated December 22, 2001 with his wife and his children. The Reporting Person may be deemed to beneficially own the shares held by the Family Trust. The Reporting Person’s wife, Ilene Berman, is a co-trustee of the Family Trust with Marc Berman. The business address for Sharyn

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 5 of 9

Berman and Mr. Berman’s wife and children is c/o of Dorman Products, Inc., 3400 East Walnut Street, Colmar, Pennsylvania 18915. The business address for Marc Berman is P.O. Box 27039, Philadelphia, PA 19118. Sharyn Berman is the sister-in-law of Steven L. Berman and the widow of the late Richard N. Berman, the Issuer’s former Chairman of the Board and Chief Executive Officer. Marc Berman is the brother of Steven L. Berman. Sharyn Berman, Mr. Berman’s wife and children and Marc Berman are collectively referred to herein as the “Berman Trustees.” During the last five years, none of the Berman Trustees has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors. During the last five years, none of the Berman Trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Berman Trustees are citizens of the United States of America.

(c)

During the sixty (60) days immediately preceding the filing date of this statement, the Reporting Person, as co-trustee of the Richard N. Berman Trusts with Co-Trustees, approved the disposition of shares of Common Stock in the transactions described below for estate planning and diversification purposes:

Entity/Person	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share ($)
Richard N. Berman Trusts with Co-Trustees	5/10/2024	Sale - open market transaction executed in reliance on Rule 144 of the Securities Act of 1933, as amended (the “1933 Act”)	95	92.595	(1)
Richard N. Berman Trusts with Co-Trustees	5/14/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	4,104	94.009844	(2)
Richard N. Berman Trusts with Co-Trustees	5/15/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	9,230	92.840436	(3)
Richard N. Berman Trusts with Co-Trustees	5/16/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	1,980	92.4718	(4)
Richard N. Berman Trusts with Co-Trustees	5/20/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	4,837	92.35166	(5)
Richard N. Berman Trusts with Co-Trustees	5/20/2024	Sale – open market transaction executed in reliance on Rule 144 of the 1933 Act	934	93.44214	(6)
Richard N. Berman Trusts with Co-Trustees	5/24/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	8,388	92.0403	(7)
Richard N. Berman Trusts with Co-Trustees	5/28/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	3,038	91.7859	(8)
Richard N. Berman Trusts with Co-Trustees	5/30/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	14,848	91.7893	(9)
Richard N. Berman Trusts with Co-Trustees	5/31/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	8,361	91.8053	(10)
Richard N. Berman Trusts with Co-Trustees	6/03/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	17,291	91.7669	(111)
Richard N. Berman Trusts with Co-Trustees	6/12/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	1,425	92.0166	(12)
Richard N. Berman Trusts with Co-Trustees	6/13/2024	Sale - open market transaction executed in reliance on Rule 144 of the 1933 Act	2,816	90.9337	(13)

1.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $92.50to $93.00, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 6 of 9

2.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $94.00to $94.08, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

3.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $92.75 to $93.00, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

4.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $92.25 to $92.56, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

5.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $92.25 to $93.095, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

6.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $93.37 to $93.45, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

7.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $92.00 to $92.24, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

8.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $91.75 to $92.25, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

9.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $91.75 to $92.015, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

10.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $91.75 to $92.02, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

11.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $91.75 to $92.04, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

12.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $92.00 to $92.035, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

13.

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $90.75 to $91.175, inclusive. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(d)

Other than as discussed in Item 5(b), no other persons, other than the Reporting Person, have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that the Reporting Person owns beneficially.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Pursuant to the Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006 (the “Shareholders’ Agreement”), among Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman, Fred B. Berman, Deanna Berman and the additional shareholders named therein (each, a “Shareholder” and together, the “Shareholders”), except as otherwise provided in the Shareholders’ Agreement with respect to Jordan S. Berman and Deanna Berman, each Shareholder has granted each other Shareholder rights of first refusal, exercisable on a pro rata basis or in such other proportions as the

CUSIP NO. 258278100	SCHEDULE 13D/A	Page 7 of 9

exercising Shareholders may agree, to purchase shares of Common Stock of the Issuer which any of such Shareholders or, upon their death, their respective estate, proposes to sell to third parties. The Issuer has agreed with the Shareholders that, upon the death of each respective Shareholder, to the extent that any of their shares are not purchased by any of the surviving Shareholders and may not be sold without registration under the 1933 Act, the Issuer will use its best efforts to cause those shares to be registered under the 1933 Act. The expenses of any such registration will be borne by the estate of the deceased Shareholder. Deanna Berman is Steven L. Berman’s mother and the spouse of Steven L. Berman’s father, Jordan S. Berman. Marc H. Berman and Fred B. Berman are Steven L. Berman’s brothers. The additional Shareholders party to the Shareholders’ Agreement are trusts affiliated with Steven L. Berman, the late Richard N. Berman, Jordan S. Berman, Marc H. Berman or Fred B. Berman, or each person’s respective spouse or children.

The Shareholders may be deemed to beneficially own in the aggregate 2,038,946 shares of Common Stock (other than the shares of Common Stock deemed beneficially owned by the Reporting Person and described in Item 5(b)), which amount represents 6.6% of the Issuer’s Common Stock based upon 30,846,047 shares of Common Stock outstanding as of the close of business on June 14, 2024, as to all of which shares the Reporting Person disclaims beneficial ownership.

Other than as indicated in this statement, the Reporting Person is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits:

(1) Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2024	/s/ Steven L. Berman
Steven L. Berman

EXHIBIT INDEX

Exhibit No.	Description

(1)	Amended and Restated Shareholders’ Agreement, dated as of July 1, 2006, by and among Richard Berman, Steven Berman, Jordan Berman, Mark Berman, Fred Berman, Deanna Berman and the Additional Shareholders named therein. (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008, filed with the Securities and Exchange Commission on November 4, 2008)